Exhibit (4)(i)

AMENDMENT NUMBER ONE TO

THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN

(As Amended and Restated Effective as of January 1, 2010)

WHEREAS, The Northern Trust Company (the “Company”) maintains The Northern Trust Company Thrift-Incentive Plan, As Amended and Restated Effective as of January 1, 2010, (the “Plan”); and

WHEREAS, amendment of the Plan is now considered desirable;

NOW, THEREFORE, by virtue and in exercise of the amending power reserved to the undersigned officer under Section 11.1 of the Plan, the Plan is hereby amended effective as of July 29, 2011, as follows:

1.	The following shall be added as Supplement #16 to the Plan:

“Supplement #16

Special Rules for Former Employees of Omnium LLC

This Supplement #16 to The Northern Trust Company Thrift-Incentive Plan, As Amended and Restated Effective as of January 1, 2010 (the “Plan”), is made a part of the Plan and supersedes any provisions thereof to the extent that they are not consistent with the Supplement. Unless the context clearly implies or indicates to the contrary, a word, term or phrase used or defined in the Plan is similarly used or defined for purposes of this Supplement #16.

1.	Application. This Supplement supplements and modifies the provisions of the Plan in connection with the employment by Northern Trust Hedge Fund Services LLC (“NTHFS”) (or the Company or another Participating Employer) of the former employees of Omnium LLC (“Omnium”) who are listed on Schedule 5.06(a) of a Purchase Agreement dated as of May 15, 2011 among Omnium Holdings LLC, Omnium, Citadel LLC, Citadel Limited Partnership, Northern Trust Corporation and the Company (the “Agreement”), pursuant to which the Company purchased all of the issued and outstanding equity interests of Omnium.

2.	Effective Date. The effective date of this Supplement #16 is July 29, 2011.

3.	Omnium Member. The term “Omnium Member” means any employee of Omnium who is listed on Schedule 5.06(a) of the Agreement and who became an employee of NTHFS (or the Company or another Participating Employer) on the Closing Date, pursuant to Section 5.06(a) of the Agreement.

4.

Participation and Vesting Service. Anything in the Plan to the contrary notwithstanding, for purposes of determining (a) eligibility to become a Participant in the Plan pursuant to section 3.1 of the Plan, (b) eligibility to receive a Matching Contribution with respect to the Omnium Member’s Matchable Participant Deposits pursuant to section 5.1 of the Plan, and (c) the Vested Portion of an Omnium Member’s Matching Contribution Account pursuant to section 2.1 (mmm) of the Plan, an Omnium Member’s Vesting Service shall be calculated as if his or her employment with Omnium had been employment with the Company or a Participating Employer.”

2.	The following shall be added at the end of Schedule A of the Plan:

“Affiliate Name and Acq/Div. Code	TIP Earliest Vesting Date
Omnium Agreement dated 5/15/11. OM Applicable to Omnium Members as defined in Supplement #16.	Service Date with Omnium for participation and vesting.”

IN WITNESS WHEREOF, the Company has caused this amendment to be executed on its behalf this 12th of September, 2011 effective as of July 29, 2011.

THE NORTHERN TRUST COMPANY

By:	/s/ Timothy P. Moen
Name:	Timothy P. Moen
Title:	Executive Vice President and
Human Resources Department Head